Jerusalem, Israel, December 8, 2011 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that the United States Court of Appeals for the Federal Circuit affirmed the lower court’s judgment upholding the validity of and finding that Watson Pharmaceuticals, Inc’s proposed generic version of Fentora® (fentanyl buccal tablet) infringed U.S. Patent No. 6,264,981.

Watson remains enjoined until the patent expires in 2019, subject to further appeal.